UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FTAC Hera Acquisition Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

G3728Y129**
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Reflects the CUSIP number for the Issuers Units, each consisting of one share of Class A common stock and one-fourth of one redeemable warrant (the Units).

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.G3728Y129


1
Names of Reporting Persons

Atalaya Capital Management LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
SEC Use Only

4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  2,416,034

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  2,416,034

9
Aggregate Amount Beneficially Owned by Each Reporting Person

2,416,034

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

2.8%

12
Type of Reporting Person (See Instructions)

IA, PN



CUSIP No.G3728Y129


1
Names of Reporting Persons

ACM Alamosa (Cayman) Holdco LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
SEC Use Only

4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  1,327,097

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  1,327,097

9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,327,097

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

1.5%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No.G3728Y129


1
Names of Reporting Persons

Atalaya Special Purpose Investment Fund II LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
SEC Use Only

4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  394,522

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  394,522

9
Aggregate Amount Beneficially Owned by Each Reporting Person

394,522

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

0.5%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No.G3728Y129


1
Names of Reporting Persons

ACM Alameda Special Purpose Investment Fund II LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
SEC Use Only

4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  694,415

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  694,415

9
Aggregate Amount Beneficially Owned by Each Reporting Person

694,415

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

0.8%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No.G3728Y129


1
Names of Reporting Persons

Pinehurst Partners, L.P.

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only

4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  0

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  0

9
Aggregate Amount Beneficially Owned by Each Reporting Person

0

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

0.0%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No.G3728Y129


1
Names of Reporting Persons

Corbin ERISA Opportunity Fund, Ltd.

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
SEC Use Only


4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  1,230,000

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  1,230,000

9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,230,000

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

1.4%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No.G3728Y129


1
Names of Reporting Persons

Corbin Opportunity Fund, L.P.

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
SEC Use Only

4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  540,000

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  540,000

9
Aggregate Amount Beneficially Owned by Each Reporting Person

540,000

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

0.6%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No.G3728Y129


1
Names of Reporting Persons

Corbin Capital Partners Group, LLC

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
SEC Use Only

4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  0

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  0

9
Aggregate Amount Beneficially Owned by Each Reporting Person

0

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

0.0%

12
Type of Reporting Person (See Instructions)

OO



CUSIP No.G3728Y129


1
Names of Reporting Persons

Corbin Capital Partners, L.P.

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
SEC Use Only

4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
Sole Voting Power


  0

6
  Shared Voting Power


  1,770,000

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  1,770,000

9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,770,000

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

2.0%

12
Type of Reporting Person (See Instructions)

IA, PN



CUSIP No.G3728Y129


1
Names of Reporting Persons

Corbin Capital Partners GP, LLC

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
SEC Use Only

4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  1,770,000

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  1,770,000

9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,770,000

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

2.0%

12
Type of Reporting Person (See Instructions)

OO



Item 1(a).	Name of Issuer:

       FTAC Hera Acquisition Corp.

Item 1(b).	Address of Issuers Principal Executive Offices:

       2929 Arch Street, Suite 1703, Philadelphia, PA 19104

Item 2(a).	Name of Person Filing:

        This Statement is filed on behalf of the following persons (collectively, the Reporting Persons):

i.	Atalaya Capital Management LP (ACM);
ii.	ACM Alamosa (Cayman) Holdco LP (Alamosa);
iii.	Atalaya Special Purpose Investment Fund II LP (ASPIF II);
iv.	ACM Alameda Special Purpose Investment Fund II LP (Alameda);
v.	Pinehurst Partners, L.P. (Pinehurst);
vi.	Corbin ERISA Opportunity Fund, Ltd. (CEOF);
vii.	Corbin Opportunity Fund, L.P. (COF);
viii.	Corbin Capital Partners Group, LLC (CCPG);
ix.	Corbin Capital Partners, L.P. (CCP); and
x.	Corbin Capital Partners GP, LLC (Corbin GP).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

       The address of the principal business office of each of Alamosa, ASPIF II, Alameda, and ACM is One Rockefeller Plaza, 32nd Floor, New York, NY 10020. The address of the principal business office of each of Pinehurst, CEOF, CCPG, CCP, COF, and Corbin GP is 590 Madison Avenue, 31st Floor, New York, NY 10022.

Item 2(c).	Citizenship:

       Each of Alamosa and Alameda is a Cayman Islands limited partnership. Each of ACM, ASPIF II, Pinehurst, CCP and COF is a Delaware limited partnership. CEOF is a Cayman Islands exempted company. Each of CCPG and Corbin GP is a Delaware limited liability company.

Item 2(d).	Title and Class of Securities:

		Class A Common Stock, par value $0.0001 per share (the Shares)

Item 2(e).	CUSIP Number:

		G3728Y129

Item 3. 	If This Statement is Filed Pursuant to 240.13d-1(b) or 240.13d-2(b)
or (c), Check Whether the Person Filing is a:

       This Item 3 is not applicable.

Item 4(a).	Amount Beneficially Owned:

		As of the date hereof, ACM may be deemed the beneficial owner of 2,416,034 Shares underlying Units, which amount includes (i) 1,327,097 Shares underlying Units held of record by Alamosa, (ii) 394,522 Shares underlying
Units held of record by ASPIF II and (iii) 694,415 Shares underlying Units held of record by Alameda. Each of Corbin GP and CCP may be deemed the beneficial owner of 1,770,000 Shares underlying Units, which amount includes
(i) 1,230,000 Shares underlying Units held of record by CEOF and (ii)
540,000 Shares underlying Units held of record by COF.
		In addition to the securities reported on the cover pages hereto, ACM may be deemed to beneficially own (i) 331,774 warrants underlying Units held of record by Alamosa, (ii) 98,630 warrants underlying Units held of record by ASPIF II, and (iii) 173,604 warrants underlying Units held of record by Alameda. Each of Corbin GP and CCP may be deemed to beneficially own (i) 307,500 warrants underlying Units held of record by CEOF and (ii) 135,000 warrants underlying Units held of record by COF. Each warrant will become exercisable on the later of (i) 30 days after the completion of a business combination and (ii) 12 months after the closing of the Issuers initial public offering. The warrants will expire on the fifth anniversary of the completion of a business combination.

Item 4(b).	Percent of Class:

       As of the date hereof, ACM may be deemed the beneficial owner of approximately 2.8% of Shares outstanding, which amount includes (i) 1.5% of Shares outstanding held of record by Alamosa, (ii) 0.5% of Shares outstanding held of record by ASPIF II, and (iii) 0.8% of Shares outstanding held of record by Alameda. Each of Corbin GP and CCP may be deemed the beneficial owner of 2.0% of Shares outstanding, which amount includes (i) 1.4% of Shares outstanding held of record by CEOF and (ii) 0.6% of Shares outstanding held of record by COF. These percentages are based on 87,067,760 Shares outstanding as reported in the Issuers Form 10-Q filed with the Securities and Exchange Commission on December 8, 2021. The percentages reported in the cover pages and this Item 4(b) herein do not include any Shares underlying warrants since the warrants are not exercisable within sixty days.

Item 4(c).	Number of shares as to which such person has:

ACM:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 2,416,034
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 2,416,034

Alamosa:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,327,097
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)    Shared power to dispose or to direct the disposition of: 1,327,097

ASPIF II:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 394,522
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 394,522

Alameda:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 694,415
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 694,415

Pinehurst:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 0

CEOF:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,230,000
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,230,000

COF:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 540,000
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 540,000

CCPG:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 0

CCP:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,770,000
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,770,000

Corbin GP:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,770,000
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,770,000


		The Shares are directly held by Alamosa, ASPIF II, Alameda, CEOF and COF (the Direct Holders). As Alamosa, ASPIF II and Alamedas investment manager, ACM has the power to vote and direct the disposition of all Shares held by Alamosa, ASPIF II and Alameda. As CEOF and COFs investment manager,
CCP has the power to vote and direct the disposition of all Shares held by CEOF, and COF. This report shall not be deemed an admission that ACM, CCP, Corbin GP, the Direct Holders or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Act, or for any other purpose.

Item 5.		Ownership of Five Percent or Less of a Class.

		If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [x].

Item 6.		Ownership of more than Five Percent on Behalf of Another Person.

		This Item 6 is not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

		This Item 7 is not applicable.

Item 8.		Identification and classification of members of the group.

   	ACM, Alamosa, ASPIF II, Alameda, CEOF, CCP, COF, and Corbin GP may be deemed members of a group, as defined in Rule 13d-5 under the Act, with respect to the Shares. Such group may be deemed to beneficially own 4,186,034 Shares. CEOF, CCP, COF and Corbin GP disclaim beneficial ownership over the Shares held directly by Alamosa, ASPIF II, and Alameda. Alamosa, ASPIF II, and Alameda disclaim beneficial ownership over the Shares held directly by CEOF and COF.

Item 9.		Notice of Dissolution of Group.

		This Item 9 is not applicable.

Item 10.	Certifications.

		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.


SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 14, 2022


Atalaya Capital Management LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM Alamosa (Cayman) Holdco LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM Alameda Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Pinehurst Partners, L.P.

By: Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory


Corbin ERISA Opportunity Fund, Ltd.

By: Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Opportunity Fund, L.P.

By: Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Capital Partners Group, LLC

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory


Corbin Capital Partners, L.P.

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Capital Partners GP, LLC

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


EXHIBIT INDEX

Ex. No.		Description
99              Joint Filing Agreement



       JOINT FILING AGREEMENT
	The undersigned hereby agree that this Amendment No. 1 to the statement on Schedule 13G with respect to shares of Class A Common Stock of FTAC Hera Acquisition Corp. is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated: February 14, 2022


Atalaya Capital Management LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM Alamosa (Cayman) Holdco LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM Alameda Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Pinehurst Partners, L.P.

By: Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory


Corbin ERISA Opportunity Fund, Ltd.

By: Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Opportunity Fund, L.P.

By: Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Capital Partners Group, LLC

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory


Corbin Capital Partners, L.P.

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Capital Partners GP, LLC

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel